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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Main Street Capital Corp.

(Name of Issuer)

Common Stock,

(Title of Class of Securities)

56035L104

(CUSIP Number)

February 1, 2011

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)
☑ Rule 13d-1(c)
☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

1	Names of Reporting Persons Don A. Sanders
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	Sole Voting Power 286,003.45[1]
	6	Shared Voting Power 40,594.00[2]
	7	Sole Dispositive Power 286,003.45[1]
	8	Shared Dispositive Power 626,974.14[3]
9	Aggregate Amount Beneficially Owned by Each Reporting Person 953,574.59
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11	Percent of Class Represented by Amount in Row (9) 5.10[4]
12	Type of Reporting Person (See Instructions) IN

           (1)  Includes 65,787.1191 shares owned by Sanders Opportunity Fund, L.P. and 209,595.0555 shares owned by Sanders Opportunity Fund (Institutional), L.P. for which Mr. Sanders serves as the Chief Investment Officer and exercises voting and dispositive power as manager of SOF Management, LLC, the general partner of such funds; thus, he may also be deemed to be the beneficial owner of these securities. Mr. Sanders disclaims any beneficial ownership of the reported securities owned by Sanders Opportunity Fund, L.P. and Sanders Opportunity Fund (Institutional), L.P. in excess of his pecuniary interest in such securities.

(2)   Represents shares held by a trust for which Mr. Sanders serves as a co-trustee.

(3)  Represents shares held in client brokerage accounts over which Mr. Sanders has shared dispositive power and shares held by a trust for which Mr. Sanders serves as a co-trustee. Mr. Sanders disclaims beneficial ownership of all shares held in client brokerage accounts over which he has shared dispositive power.

(4)   Based upon 18,712,571 shares of common stock outstanding as of the date hereof.

CUSIP No. 56035L104	Schedule 13G	Page 3 of 5 Pages

Item 1.

(a)	Name of Issuer: Main Street Capital Corp.

(b)	Address of Issuer’s Principal Executive Offices

    1300 Post Oak Boulevard, Suite 800
    Houston, Texas 77056

Item 2.

(a)	Name of Persons Filing:

Don A. Sanders

(b)	Address of Principal Business Office or, if None, Resident:

     600 Travis, Suite 5800
     Houston, Texas 77002

(c)	Citizenship:

Mr. Sanders is a citizen of the United States of America.

(d)	Title of Class of Securities: Common Stock

(e)	CUSIP Number: 56035L104

Item 3.  If this statement is filed pursuant to §§ 240.13d-1(b), or 240.13d-2(b) or (c), check whether the persons filing are a:

(a)	☑	Broker or dealer[1] registered under section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☑	An investment adviser[1] in accordance with § 240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with § 240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution:________________.

1           Mr. Sanders is an employee of Sanders Morris Harris Inc. a registered broker and investment adviser.
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CUSIP No. 56035L104	Schedule 13G	Page 4 of 5 Pages

Item 4.  Ownership.

(a)	Amount beneficially owned: 953,574.59 shares
(b)	Percent of class: 5.10%
(c)	Number of shares as to which the persons has:
(i)	Sole power to vote or to direct the vote	286,003.45[1]shares[1]
(ii)	Shares power to vote or direct the vote	40,594.00 shares[2]
(iii)	Sole power to dispose or to direct disposition of	286,003.45[1]shares[1]
(iv)	Shares power to dispose or to direct disposition of	626,974.14[3]shares[3]

           (1)  Includes 65,787.1191 shares owned by Sanders Opportunity Fund, L.P. and 209,595.0555 shares owned by Sanders Opportunity Fund (Institutional), L.P. for which Mr. Sanders serves as the Chief Investment Officer and exercises voting and dispositive power as manager of SOF Management, LLC, the general partner of such funds; thus, he may also be deemed to be the beneficial owner of these securities. Mr. Sanders disclaims any beneficial ownership of the reported securities owned by Sanders Opportunity Fund, L.P. and Sanders Opportunity Fund (Institutional), L.P. in excess of his pecuniary interest in such securities.

(2)   Represents shares held by a trust for which Mr. Sanders serves as a co-trustee.

(3)   Represents shares held in client brokerage accounts over which Mr. Sanders has shared dispositive power and shares held by a trust for which Mr. Sanders serves as a co-trustee. Mr. Sanders disclaims beneficial ownership of all shares held in client brokerage accounts over which he has shared dispositive power.

Item 5.  Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof any of the reporting persons has ceased to be the beneficial owner of more than five percent of the class of securities, check the following  ☐.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.  Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable.

Item 8.   Identification and Classification of Members of the Group.

Not applicable.

Item 9.   Notice of Dissolution of Group.

Not applicable.

Item 10.  Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are held in connection with or as a participant in any transaction having the purpose or effect.

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CUSIP No. 56035L104	Schedule 13G	Page 5 of 5 Pages

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned's knowledge and belief, each of the undersigned certifies that the information set forth in this Schedule 13G is true, complete and correct.

Dated: February 7, 2011

/s/ Don A. Sanders
Don A. Sanders

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